Exhibit 99.1

Neptune Receives Judgment On Claims By Former Chief Executive Officer

LAVAL, QC, March 25, 2019 /CNW Telbec/ - Neptune Wellness Solutions Inc. ("Neptune" or the "Corporation") (NASDAQ: NEPT) (TSX: NEPT), announced that it has received a judgment from the Superior Court of Québec (the "Court") regarding certain previously disclosed claims made by the Corporation's former chief executive officer (the "Former CEO") against the Corporation in respect of certain royalty payments alleged to be owed and owing to the Former CEO pursuant to the terms of an agreement entered into on February 23, 2001 between Neptune and a corporation controlled by the Former CEO (the "Agreement"). The Corporation had also filed a counterclaim against the Former CEO disputing the validity and interpretation of certain clauses contained in the Agreement and claiming the repayment of certain amounts previously paid to the Former CEO pursuant to the terms of the Agreement. Under the terms of the Agreement, it was alleged by the Former CEO that annual royalties be payable to the Former CEO, with no limit to its duration, of 1% of the sales and other revenues made by Neptune; the interpretation of which was challenged by the Corporation.

Pursuant to the judgment rendered, which Neptune intends to appeal, the Court ruled in favour of the Former CEO and rejected the counterclaim filed by the Corporation. As a result, the Court awarded the Former CEO payments determined by the Court to be owed under the Agreement of 1% of all sales and revenues of the Corporation incurred since March 1, 2014, which payments remain to be finally determined taking into account interest, judicial cost and other expenses. The Court also declared that, pursuant to the terms of the Agreement, the royalty payments of 1% of the sales and other revenue made by the Corporation on a consolidated basis are to be payable by the Corporation to the Former CEO biannually, but only to the extent that the disbursement of the royalty would not cause the Corporation to have a negative earnings before interest, taxes and amortization (in which case, the payments would be deferred to the following fiscal period).

Since the claims were first initiated by the Former CEO, Neptune has vigorously defended against such claims and appointed an external law firm to assist and represent the Corporation in asserting its rights. The Corporation has 30 days from the date of the judgment to appeal against the decision and intends to file such appeal prior to the expiry of such limitation period, after carefully reviewing the decision in conjunction with its legal advisors. The Corporation will continue to take all measures required to assert its rights as it disagrees with the conclusions rendered by the Court and the interpretation of the relevant provisions of the Agreement. In the event an appeal is filed in a timely manner, execution of the aforementioned judgment is expected to be suspended during the appeal proceedings.

About Neptune Wellness Solutions Inc.

Neptune Wellness Solutions specializes in the extraction, purification and formulation of health and wellness products. Bringing decades of experience in the natural products sector to the legal cannabis industry, Neptune is licensed by Health Canada to process cannabis for the production of cannabis extracts and oils at its 50,000 square foot facility located in Sherbrooke, Quebec. Leveraging its scientific and technological expertise, Neptune acts as a service provider to license holders as part of a multi-phase growth strategy focused on the development of value-added and differentiated products for the Canadian and global cannabis markets. Neptune's activities also include the formulation, development and commercialization of turnkey nutrition solutions and patented ingredients such as MaxSimil®, and of a variety of marine and seed oils. Its head office is located in Laval, Quebec.

Forward-Looking Information

This press release may contain forward-looking information that is based on certain assumptions and involves known and unknown risks and uncertainties and other factors that could cause actual events to differ materially from current assumptions and expectations. These statements should not be read as guarantees of future performance or results. Such statements involve known and unknown risks, uncertainties and other factors that may cause actual results, performance or achievements to be materially different from those implied by such statements. A more complete discussion of the risks and uncertainties facing the Corporation appears in the Corporation's Annual Information Form and continuous disclosure filings, which are available on SEDAR's website at www.sedar.com. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release. The Corporation disclaims any intention or obligation, except to the extent required by law, to update or revise any forward-looking statements as a result of new information or future events, or for any other reason.

Neither the Toronto Stock Exchange nor its Regulation Services Provider (as that term is defined in the policies of the Toronto Stock Exchange) accepts responsibility for the adequacy or accuracy of this release.

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SOURCE Neptune Wellness Solutions Inc.

View original content: http://www.newswire.ca/en/releases/archive/March2019/25/c1888.html

%CIK: 0001401395

For further information: Neptune Wellness Solutions, Mario Paradis, VP & CFO, Neptune, (450) 687-2262 x236, m.paradis@neptunecorp.com; Investor Relations Contact (Canada), Pierre Boucher, MaisonBrison, (514) 731-0000, pierre@maisonbrison.com; Investor Relations Contact (U.S.), Carolyn Capaccio / Jody Burfening, LHA, (212) 838-7777, ccapaccio@lhai.com / jburfening@lhai.com; Medias : Caroline Lavoie, Director Corporate Affairs, Neptune (450) 687-2262 x254, c.lavoie@neptunecorp.com

CO: Neptune Wellness Solutions Inc.

CNW 17:00e 25-MAR-19